 Filed by State Street Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: Investors Financial Services Corporation
Commission File Number: 0-26996

On February 6, 2007, Ron Logue, Chief Executive Officer of State Street Corporation, gave a presentation to investors at the Investor and Analyst Forum in New York, New York.  The following is a transcript of that presentation.

+++ presentation
Ronald Logue: — the Chairman and CEO of State Street, and again, let me say welcome.

I guess probably the first I would say is that I hope you appreciate the buying opportunity I presented to you yesterday. You know, life is full of ironies. It was four years ago, actually in this same room at the same investor forum when we announced our purchase of the Deutsche Bank Global Security Service business. I remember that transaction being met with some level of skepticism, but four years later I think that transaction is looking pretty good right now.

To be precise, when we announced the Deutsche deal on November 5, 2002, our stock was selling for $44.50. Two days later, it was selling for $42.59, a 5% decline. We will talk about our latest transaction today, the purchase of Investors Financial, but as we have been planning this session, we will also talk about our business in general which we believe irrespective of this latest transaction, holds a lot of promise.

Joining me today on the platform from right to left, Vice Chairman Bill Hunt, who is President and CEO of State Street Global Advisors; Vice Chairman Jay Hooley, who is in charge of Global Investor Servicing; and sitting next today is Ed Resch, our Chief Financial Officer.

In the audience also is David [Gutschenritter], our Assistant Treasurer responsible for our investment portfolio, as well as our capital planning efforts; and Kelley MacDonald, who many of you know heads our Investor Relations group.

Today, I have selected ‘Setting the Standard’ as the title of our presentation, for reasons that I hope will be clear to you in about an hour as Bill, Jay and Ed join me in presenting our progress to date and our outlook for the future. Of course, after our announcement of the post transaction between State Street and Investors Financial, we will give you some detail on a transaction and its implications for State Street. I believe we have in the past and will in the future set the standard for the industry, and I believe this transaction will help us do that.

First, I will review briefly our performance against our goals in 2006 and then follow with an outlook for 2007. I will make a few initial comments about our recently announced proposed acquisition of Investors Financial as well. Bill and Jay will give you their view for each of their respective businesses on how we intend to leverage the global reach that we have established. Jay in particular will provide more detail on the strength of the proposed acquisition. Ed Resch will provide some insight regarding our financial performance, with particular emphasis on the structure of the proposed transaction and our balance sheet strategy. Then, I will finish with a summary of how State Street is setting the standard against our peers.

So we’re going to move pretty quickly, and at the end, we’ll save enough time for questions. As I’m sure you know, I have to remind you that during this presentation, we may make forward-looking statements relating to the Corporation’s financial goals and business environment, among other things, and that actual results may differ materially.

So now, let’s take a look at our recent performance. Here, you can see as we reported, we exceeded all of our financial goals in 2006, significantly outperforming our EPS target, which was 10 to 15% growth over 2005 excluding the impact of the 2006 [tax] changes. We also exceeded our revenue goal of 8% to 12%, posting 15.2% growth, and then we slightly exceeded our return on equity goal, again, excluding the impact for tax charges.

You may remember, I listed four tactical objectives to support our financial goals, and here are our results. We achieved 290 basis points of operating leverage, comparing 2006 to 2005, and the fourth quarter marked our ninth consecutive quarter of positive operating leverage on a year-over-year basis. We grew our non-U.S. revenue to 43% of our total, which was up from 39% in 2005. Both Jay and Bill will talk more about their strategies to increase our non-U.S. revenue towards our goal of 50% of total revenue, which is still our goal.

We have spoken often about our approach to managing the balance sheet, a project we begin in mid-2004, and the results are starting to show. Net interest revenue was up 21% compared to 2005, and our net interest margin grew to 125 basis points from 108 basis points in 2005. And Ed will provide more information on this in a few minutes.

Here, I have listed our 2006 financial performance and that of our peers as calculated from company reports and from First Call. As you can see, State Street led the group in terms of growth in revenue and earnings per share and had the smallest growth in expenses. Of course, from this chart, you can calculate our 290 basis points of positive operating leverage compared to the others. I hope we have proven that we do know how to grow revenue and we are learning how to control expenses. Now, we’re adding these acquisitions, and I believe that after the GSS, the Global Securities Services integration, we have proven we know how to meet our objectives for consolidating an acquisition.

Let’s take a look back five years to 2001. You can see that our Company’s non-U.S. revenue was about 27% of the total and about 22% of our employees worked outside the United States. In the lower boxes, we provide some data as to the split amongst the four regions. Why five years? That’s pre-Deutsche.

Today, that 27% has grown to 43% and our non-U.S. work force equals about 40% of the total. Again, in the lower boxes, we provide some data as to the split amongst the four regions we identify. During that time, you can see that non-U.S. revenue grew at almost twice the rate of that in the United States. As you can see in the United States boxes to the lower left, we actually have 2500 less employees in 2006 in the United States than we had in 2001, yet our revenue increased more than 25%. Some of this decline in headcount is due to improving our unit factor costs, and some is due to our offshore efforts, whether it’s India or China or relocating job functions to Toronto. Nevertheless, we are extracting efficiency in the U.S. and growing extremely fast outside the US.

So, where are we going to go from here? What is next? As we announced in the fourth quarter press release, our long-term goals remain the same. At that time, we indicated that we expected to perform in the top half of the ranges for all three metrics shown here. Now, following the proposed acquisition of Investors Financial, we expect operating earnings per share growth of 12.5% to 15%, excluding the acquisition, and 8% to 10% including the acquisition, but excluding onetime charges. Revenue growth of 10% to 12% excluding the acquisition, but 16% to 18%, including the acquisition, and return on equity of 15.5% to 17% excluding the impact of the acquisition, but 12% to 15% including the acquisitions. Now to be clear, the goals are based on $3.46 in earnings per share on revenue of $6.4 million in 2006.

A little bit about the Investors Financial. Investors Financial is remarkably similar to State Street, just smaller. They have a reputation for excellent customer service and a similar customer base, all institutional and in similar markets. So we expect the consolidation to be comparatively easy. This acquisition enhances our leadership in several key growth markets, including mutual fund custody, servicing of hedge funds and offshore funds where Investors Financial has built an excellent reputation. There’s custody assets of $2.2 trillion and revenue of over $800 million. It also extends our leadership in investment manager operations outsourcing since Investors Financial will add over $1 trillion in assets to our $3.6 trillion of assets for investment manager operations outsourcing.

The acquisition will bring us a whole new set of customers who are successful in growing and to whom we can cross-sell our global offerings. And as I talked about before, the consolidation will allow for efficiencies of operation and economies of scale as we bring these new customers onto our platforms. The transaction will be dilutive in 2007 and will neutral to earnings in 2008, excluding the onetime costs, which Jay and Ed will discuss later. It will, however, be accretive in 2008 on a cash EPS basis.

Now, to be crystal clear on our expectations, both for State Street and for the combined entity, I’ve laid out our expectations prior to the transaction and our expectations after the close of the transaction, expected to be July 1, 2007. So on a pro forma basis, giving effect to this expected closing date, we now expect revenue to increase to between 16% to 18%, up from 10% to 12%, that being the top half of that range, and operating EPS, excluding the restructuring and merger and integration charges, to be between 8% and 10%, down from 12.5% to 15%, again, the top half of the original range. Our operating return on equity should now be between 12% to 15%, down from 15.5% to 17%. We expect to achieve near the middle of each of these revised ranges.

What I would like to do now is ask Bill Hunt, CEO of State Street Global Advisors, to come up and talk a little bit about his business, and he will turn it over to Jay Hooley, who in turn will turn it over to Ed. I will be back to wrap up, and then we will take some of your questions. Bill?

Bill Hunt: Thank you, Ron. I’m going to get started and kick off this theme of leveraging our global reach. Over the last few years, this is something that we have begun to have some success with at SSgA, and as importantly looking forward, we think we have many of the key drivers in place to continue to reap the benefits of further leveraging.

To start, let’s get quickly grounded again in terms of where SSgA stands today and in terms of our leverageable global presence. At year end, we had 1700 people. That is up 12% from last year. Roughly one-third of that team resides outside the United States. 25 offices, 11 full investment centers with now 24-hour trading capabilities across three continents. To complement that core organization, we have seven global alliance companies. These are the offspring of a strategic partnership with ABT, the large Dutch pension fund.

In addition to the organization itself, there are a few key pillars that are helping us to achieve some of the leverage that we’ll get to very shortly. First off, we remain a global later in index management, closing the year with $691 billion in passive assets. It remains the core of our business, and through innovation and advances in technology, we’re continuing deliver slow but steady margin growth from this core.

Second, I think it’s now safe to say that we are a proven active manager, albeit a unique one in that we are still largely quantitatively driven. We introduced 30 new return streams in ‘06 and the majority of them were in the active space. At the year end, we had just over $181 billion in active management. That number in and of itself would be a respectable achievement for any active investment house.

The third pillar is certainly the breadth of our capabilities. We have some 230 strategies offered in the market today with our existing customers. Last year, 64% of our new business came from the existing clients. Crossovers from passive to active or from equity to fixed-income are common and having a wide enough array of products and strategies in place already allows us to fill these needs very quickly, and importantly with little incremental expense.

Lastly our Advanced Resource Center plays a very pivotal role, staffed mostly by Ph.D.s and other various (indiscernible) specialists. They are located in Boston, London and Sydney, they’re a key component of keeping our current models fine-tuned and performance high. They provide a key research engine, and overall they’re driving customized solutions across geographies much more quickly than ever before.

So all of that being said as a base, how are we doing taking all this forward and attempting to leverage this space into faster and into larger growth? Assets under management certainly tell some of the story. Last year, we grew by 21%, just slightly above the 10-year CAGR. We’re certainly please to see continued growth in AUM. It expands our base in terms of clients and it is one of many helpful factors in again leveraging our reach. However, as some of you I hope will recall from last year’s and previous presentations, AUM is not the primary focus for us. We have been shifting deliberately to a focus on growing out the profitability of the business, and not simply its scale.

To those ends, revenue from our non-U.S. businesses from active management, two areas where margins are generally higher, provide two of the best levers in capitalizing on our already strong base. The momentum for these two drivers looks good and we expect to continue to make steady progress on both fronts as we take it forward.

For non-U.S. the growth, while certainly strongest in Europe, is also spread across key markets for us in Asia. Some of you may have seen the recent award from the Social Security fund of China, which is just one very good example of that. On the active front, the growth has been led by international equities, but growth in active fixed income is also fairly strong.

So then the question becomes whether this is helping the bottom line in moving SSgA towards becoming a larger contributor to State Street. Let me take you back just a few more years so you can get a feel for the steady shift that has been continuing and that we expect to continue, albeit at perhaps a little bit slower pace year-on-year.

This slide gives a very simple and straightforward indication of the advances made in terms of revenue, pre-tax income and margin from the end of ‘03 through the end of last year, all substantial moves forward. So some of the strategies that we’re employing are clearly beginning to pay off. We’re getting some leverage out of this global reach we spoke about earlier. The question then becomes — is this trend line sustainable?

For that question, let me just take a break from the numbers and talk briefly about the focus at SSgA. I believe that this is one reason why we continue to succeed in leveraging what we’ve built already to date. Together with maintaining our index leadership, virtually all of what we do falls into these eight strategic buckets. We call them, affectionately, our G8. Some of them overlap. Clearly, global expansion cuts across all of them and remains a top priority for us. But in some shape or form, all of them are contributing to the increase in profitability that we just saw. The point here is that the movement towards greater earnings is not only a pronounced one, but it’s a focused effort that is also well diversified in terms of its sources across these strategic areas of focus.

I talked about global and active last year and a bit today and evidenced a few numbers for you. In closing, I would like to touch on two others that I believe will play an especially important role for us in ‘07.

The first is exchange traded funds — ETFs. At the end of ‘06, we finished at $113 billion ETFs with SPDR alone, who buy 5.4 billion year-on-year and is still the world’s largest and the most liquid ETF. This space is certainly getting more crowded. We talked last year about recommitting to this space. We’re doing that in two major ways. We started a brand-new SPDR branding campaign and the initial results are encouraging. It’s a bit to early to tell the full effect of that. I hope some of you had a chance to see some of the ads that we’re running; they were out in the lobby display prior to this.

But we also continue on a path of a select innovation and product development. A couple of examples are listed here. Certainly, the GoLD ETF has been one of our most innovative products, and that reached $9 billion last year. In ‘06, we offered the first international REIT ETF, and several weeks ago in early ‘07, we just launched the first international infrastructure ETF.

Sticking a bit with the global theme, we also began cross-listing our ETFs. The SPDR, the sector SPDRs, were cross-listed in Latin America, and the GoLD ETF was cross-listed in Singapore with much success, and we expect to take this out and do more of this in ‘07 as well. So, again, we have made some inroads with 12 new ETF products in all in ‘06, but there will be a significant push on the back of the branding campaign and new innovation in ‘07.

The second one, the one I will close on and touch briefly on, is distribution diversification. With our deep asset-owner relationships, we are already pretty well positioned to capitalize on the shift from DB to DC, and we have begun down that path with a number of new products for what is a changing distribution channel. Age-based funds and life cycle funds are good examples of this. The separation of manufacturing and distribution is also continuing to open up many new subadvisory opportunities for us. We’re increasingly called on to provide product to large distributors. Schwab and Wells Fargo are two names that represent a few of these types of clients, but there’s a growing list of them.

As importantly, on the other side of the equation, we are increasingly seeing opportunities, potential opportunities, to out our own institutional distribution network to work in new ways. There are several high-demand areas, such as private equity and alternatives where it might take us a long significant time and cost to develop a full expertise. We see great potential in working with a partner to develop new revenue streams by satisfying client demands for needs that are not being met today at the high level of institutional quality that they would find with us and through our distribution at SSgA. So the partnering of the alliance question is one that we’re exploring very, very actively in ‘07 and I think will help to even further leverage what is already outstanding reach.

That’s a short roundup of how the investment management side is leveraging our reach today and going forward. I’, going to turn it over now to Jay for his remarks on the asset servicing business. Thank you very much.

Jay Hooley: Thanks Bill. Thank you, Bill. Good afternoon. My welcome as well. For the next several minutes, I’m going to cover really three different topics. I’m going to begin the presentation by providing some additional insight into the acquisition of Investors Financial. I will show how it increases our leadership in the fast-growing segments of the global custody business and why we’re very bullish in our ability to further expand the relationships with the 500 customers that we acquire with it. Next, I will review our positioning in the FX business and describe how current [ex] will enhance our product offering and allow us to address some of the faster-growing segments of the FX business. And then finally, I want to touch briefly on the growth opportunities outside of the U.S., in particular highlighting comparatively how we stack up against our trust bank competitors. And you’ll see that as a theme through this as I contrast our opportunities against the market and also contrast our positioning vis-a-vis the markets and vis-a-vis the other trust banks.

Let me begin with a quick profile of Investors Financial. As Ron mentioned, a Boston-based company, $2.2 trillion in assets under custody with a very strong orientation to its high growth as evidenced by their last three-year 18% compound annual growth rate. They have always focused on the high-growth subsegments of the business, including mutual funds, hedge funds, private equity, offshore funds and the middle office. They have done a pretty good job of building out their ancillary product areas, including FX, securities lending, transition management. To name a few, as you see in the last calendar year, they grew that segment or that subsegment of their business by 33%.

And finally and probably most importantly, they have amassed 500 different customers, including a very attractive 12 of the top 25 investment advisers globally.

We are ideally situated to execute this transition in that we share the same customer service philosophy, the same service delivery model and we are both headquartered in Boston. This is really a story about combining two of the most successful firms at driving revenues in the most attractive segments of this business, namely mutual funds, hedge funds and offshore funds. It’s also a story that will require new capabilities in the alternative servicing space, most notably private equity servicing. And finally, it’s a story about acquiring an attractive book of customers that we can further expand by not only cross-selling more extensive product base, but extending them into Europe and Asia, something that IFIN was unable to accomplish.

The acquisition of Investors Financial positions us as the second-largest global custodian as measured by AUC, assets under custody. However, more importantly, much more importantly, we’re the global custodian with the greatest exposure to the rapidly-growing European and Asian markets in the fastest-growing product segments. Although undersized in this list of global custodians, Investors Financial has developed the most comprehensive accounting and middle office capabilities of anyone on this chart, with the exception of us.

Let’s first take a look at the mutual fund business, the U.S. mutual fund business, which by the way, is one of those growth stories I have been referencing. Last alone, the U.S. mutual fund industry assets under management grew by 15.5%, and over the last three years, the compound annual growth rate has been 11.5%. So the U.S. fund industry clearly continues to be a growth story. I have shown our current position as well as our pro forma position in this slide. I have also included the BONY-Mellon pro forma, just to be fair.

If you look at the left side of the chart, which is really as depiction of the pure custodians, settlement agents and the fund industry, you can see the lineup there, but the real story is on the right-hand side of the chart which shows our significant position in the provision of daily fund accounting and administration. The mutual fund market is moving rapidly through its outsourcing, bundled, custody, accounting and middle office as evidenced by our recent wins, which I will talk about in a minute, with Evergreen and Putnam.

Let’s move from mutual funds now to the hedge fund industry. You are all well aware that the hedge fund industry has had historical and is projected to have prospective high-growth rates in the mid to high 20s. Since acquiring IFS in 2002, we have grown our market share from 6% to 13%, and by combining with Investors Financial, we move into the number-one position with $340 billion in assets under administration.

I might call your attention, if you don’t notice already, to the position of some of our other trust bank competitors in this slide. Notably, I would ask you to look at the BONY-Mellon position, which is nine-deep in the [league] charge.

Let’s move to another segment. Let’s talk about the offshore fund business, which probably does not get written a lot about, but is a very important subset of this market. It’s a high-growth segment, it’s a market of $2.7 trillion that in the last three years has grown at 29% and is projected to grow at least at that rate going forward. This is the business that’s most commonly known as the Luxembourg business, the Dublin or Ireland business, Guernsey and Jersey business. The market will continue to explode as growth in offshore products are increasingly being used to distribute fund products not only into the continental European markets, but more recently, into the Asian markets. So if you were to go to Singapore or Hong Kong and see what products are being sold, increasingly they are offshore products coming out of Dublin or Luxembourg. You can see we’re the largest in this space and we will extend our lead with the addition of Investors Financial business.

And finally, the much-discussed investment operations outsourcing, or middle office business, which in my opinion is the next big product innovation in this business. The continued vitality of this business can be evidenced by the recent U.S. deals we have closed with Evergreen and Putnam. You may have seen Evergreen, $150 billion in assets under management, a long-term State Street customer who had moved into outsourcing the middle office or investment operations. Less known and what was made less public is the deal we struck earlier this year, we finalized earlier this year with Putnam Investments. Putnam was a small custody client that we acquired through the Deutsche Bank acquisition and Putnam made a decision to outsource $165 billion of assets which was scattered among a number of our competitive custodians. They outsourced not only the custody, but the accounting, administration and middle office. Hence, the trend in this business is very clear. It’s bundled outsourcing that the market is going towards.

This service has a very high importance to investment managers, it creates a very strong two-way interdependent relationship and is a great enabler of cross-selling ancillary services. The survey that I have here, the data on this market is not great, but the survey that I have shows State Street with $2.8 trillion in assets, but with the addition of Putnam and Evergreen and growth within our base and the addition of $1.4 trillion which comes over with the Investors Financial base, we get to $5 trillion in this marketplace servicing middle, back and obviously the custody that goes with that, which it’s pretty obvious, is a significant leadership step over any of the other global custodians.

Ed’s going to talk a little bit more about the numbers side of the Investors Financial transaction, but I hope that this comparative analysis of mutual funds, hedge funds, offshore and investment ops businesses gives you a better sense of the value of the Investors Financial Services acquisition in further propelling our growth into the future.

Let me transition now. We also announced an acquisition earlier in January of a business named Currenex, and I want to give you a little bit more visibility on why this continues the trend of us investing in what we think of the higher growing subsegments of this market.

Let me first start out and give you some perspective on our positioning within the FX trading business. This chart is the result of a Euromoney survey that ranked FX providers to institutions. It’s a qualitative ranking based on relative market share which polled banks, hedge funds and money managers based on five different criteria — execution, transparency, pricing, speed and reporting. Note our ranking, which has moved from 10th place to 7th place over the course of last year, but also take note of the rankings of our trust bank peers in this very important survey of foreign exchange to institutions. The FX market trading volumes are growing rapidly. It’s the largest, most liquid securities market in the world. Electronic trading within that is absolutely exploding. In the last three years at a CAGR of 104%, the electronic trading market has taken off. FX Connect, which is on the left part of this slide, is our electronic trading platform, which has become the leading execution platform in the investment management space, averaging some 30 billion in average trading volume.

On the right side of the slide, you can see Currenex. Currenex, which is the leading electronic execution platform for hedge funds, corporates and banks averages 22 billion in average trading daily volume. Currenex brings to us relationships with 165 different customers, mostly hedge funds. The Currenex acquisitions brings us the leading electronic platform which offers high-speed streaming prices, sophisticated order types and continuous instant liquidity, between FX Connect and Currenex, we bring together the most sophisticated technology platforms in the business with the broadest access to all of the key market segments.

Finally, I want to touch briefly, because it’s so important to our overall strategy and theme on our continued success in generating growth in both Europe and Asia. And again, I thought I would start by level setting the relative positions of the trust banks in the non-U.S. markets. I have used the latest information contained in the 2005 10-Ks. 2006 weren’t out yet, but I’ve also included the BONY-Mellon pro forma, and I’ve also included our results in the light blue shading of the slide for 2006. Pretty clear from these graphics that we have created a significantly differentiated position in the Asian and European markets, not only from a standpoint of revenue, 43%, but also in terms of profits and ever-important, the people on the ground, the number of employees we have in the non-U.S. markets.

Let’s just talk for a few minutes, let me just break down Europe and Asia and just give you a sense of where the market is and where our positioning is and what (technical difficulty) the box on the left, you would find 85% of the assets are in seven countries. And those seven countries are where our 5600 people are. In all of the key countries, we have multiple hundreds of people on the ground doing this work for not only the local market, for the broad pan-European and global market.

Now let’s next give you a sense of what we’ve done in the last three years. So the market is deep, the market is growing. This slide on the left side shows — and this is the four-year, excuse me — 2003 to 2006 view. In the last four years, the European markets have grown their assets under management by 13%. I might add that that’s an accelerating number for the course of those 14 years. If you look at State Street’s revenue, it has grown by 30%. So, clearly, we’re positioned in the right markets, growing at a pace that outstrips the pace of growth of assets in the marketplace.

Now let me give you the same view on Asia. Asia is also a deep market, not quite as deep as Europe, but $12 trillion plus in assets. It has a different dimension to it in that it has a government subsegment as far as a vertical market. And this set of markets is even more concentrated in really three locations — Japan, Australia and Hong Kong, none of which surprises you. Just to give you a sense of our positioning in those three markets, we are the only non-Japanese trust bank in Japan. We’re the largest custodian in Australia with market share approaching 30% and we have a significant presence in Hong Kong as well. So again, we’re positioned in the markets where the deep asset pools are.

So what has that meant to us over the last couple of years? Again full-year period look on the left, Asian market’s growing at a 14% growth rate. And by the way, these underlying growth rates are — I think they represent secular trends in the business. It’s pension fund creation, it’s savings plan creation, it’s opening up of formerly closed country borders, but that market has grown at 14%, again, accelerating the later part of that four-year period. And our business or our revenue during that period is growing at 27%.

So, again, I think it’s indicative of being in the markets, having been there for a period of time, having people on the ground, having products that are capable to deliver, having the relationships created and growing our business.

I’m just going to close by saying that we are a growth company. We are continuing to refine our focus on the fastest-growing segments of the global investment markets. The acquisition of Investors Financial and Currenex represent tremendous opportunities to acquire attractive new customers, new capabilities in new market space that is growing at a much faster rate than the overall market. Thank you. Ed?

Edward Resch: Thank you, Jay, good afternoon everybody. This afternoon I am going to focus on the financial impact of our proposed acquisition of Investors Financial and near-term and long-term strategy as it relates our balance sheet management program. I will go into our thinking regarding the net interest margin for the next three years and I will conclude with a brief overview of our objectives that will support the achievement of our goals financially for 2007, including the two proposed acquisitions.

First, turning to the Investors Financial acquisition. We expect to pay approximately $4.5 billion in an all-stock transaction. We intend to issue about 62 million shares of State Street stock based on a fixed exchange ratio of 0.906 State Street shares for each share of Investors Financial in a tax-free exchange. The transaction is expected to be dilutive in 2007 and neutral in 2008 on and operating EPS basis. It will be accretive on a cash basis in 2008.

We expect to record merger and integration charges of between $250 and $270 million and capitalized restructuring charges of $375 to $405 million for a total between $625 million to $675 million. We intend to buy back $1 billion of our stock shortly after closing through the issuance of a combination of senior debt and trust preferred securities. And in connection with the buyback, we anticipate refinancing $500 million of our callable trust preferred securities.

Here you can see our expectations for dilution and accretion to earnings per share on an operating and a cash basis. Obviously, the difference between operating and cash is the level of customer intangibles that we’re recording in this transaction. Customer intangibles are estimated to be $1.5 billion, which will be amortized over 18 years. We expect the proposed transaction to be dilutive in 2007 by about $0.14 per share, or 3.5%, and to be neutral to operating EPS in 2008. We expect it to be about $0.10 accretive to operating earnings per share in 2009, or about 2%. On a cash earnings-per-share basis, it will be positive in 2008 by about $0.12, or about 2.7%, and in 2009, it’s accretive by $0.22.

As you know, the earnings impact is only part of the story of the long-term value creation for our shareholders. This transaction creates value on a number of levels. First, we’re adding about $1 billion to our 2008 revenues. This will obviously have a positive impact on our growth rate. The opportunity to cross-sell additional products to Investors Financials’ high-quality client base provides us an opportunity for additional enhanced revenue. We estimate the cost synergies in the transaction drive long-term value creation for our shareholders of $40 per share above the stand-alone value for Investors Financial. These synergies are generated from State Street’s previous and current investments, scale and the similar service model both firms employ. We believe that we share the value of these synergies equally with the shareholders of Investors Financial.

In addition, the internal rate of return projected to be generated from this transaction far exceeded our cost of capital. All of these elements were part of our consideration in establishing the value of Investors Financial and is reflected in what we believe is an appropriate premium that creates substantial value for our shareholders over time.

Obviously, cost savings are critical to the success of this deal. Here’s a graph showing our expected cost savings. Approximately $345 to $365 million, or about 50% of the 2007 estimated cost space of Investors Financial, will be eliminated. These costs are outlined for you in the chart above. The largest component is the reduction in compensation and benefits which will account for about $200 million, which will mean a reduction of about 1700 people over 18 months. This is equal to about 40% of Investors Financial’s headcount. Of course, we will eliminate duplicate systems, network costs and consultants, which will account for about $70 million in technology-related reductions and eliminate excess real estate which account for another $30 million in savings. For transaction processing, which is brokerage and sub-custody costs, we expect to remove about $27 million in costs. We expect to eliminate another $24 million in other expenses, which are travel, sales promotion, insurance, professional services, etc., and we expect to be about 20 to 25% complete by the end of 2007 and about 80 to 85% complete by the end of 2008.

So that you understand our confidence in approaching this transaction, let me remind you of the financial success we enjoyed following the acquisition of the Global Securities Servicing business from Deutsche Bank in 2003. Of course, this table does not reflect the strategic benefits we gained, including accelerating our growth outside of the United

States, which Jay has just touched on. As you may remember, in 2008, we announced the planned acquisition of Deutsche Bank’s Global Securities Services Business and we set certain financial targets, which are displayed here. We set a target of retaining 90% of the available revenue and we retained 88%, a very competitive figure for a large acquisition in our industry. We estimate a pre-tax savings of $225 to $300 million, and we saved $300 million in two years. Our merger and integration costs were slightly under the high end of the range we set, $165 million versus a target of $170 million. We exceeded the goal we set for EPS accretion and dilution. We estimated $0.01 to $0.03 dilutive in 2003 and $0.01 to $0.03 accretive in 2004 and we recorded in $0.11 per share accretion over those two years. And, we reduced headcount in excess of the 1000 we had set as our target. And finally, the transaction’s IRR again exceeded our cost of capital.

In the Investors Financial transaction, we have a dedicated team and a plan outlining the steps we need to take to retain the revenue and meet our expense synergy goals. We believe we have the experience to do this and we’re confident in our ability to reach our financial objectives for this transaction.

Moving onto the balance sheet, Investors Financial has a similar philosophy in managing their balance sheet as State Street. Their balance sheet is utilized to support their clients’ needs with an investment portfolio that is of high credit quality, 98% AAA securities. We have spent significant time reviewing the portfolio and meeting with their management and are very comfortable in the positioning of their balance sheet vis-a-vis our own. Some key points to take away. Investors Financial investment portfolio was 63% floating-rate and 37% fixed-rate securities. It’s exactly a mirror image of ours. We are 37% floaters, 63% fixed. But because Investors Financial’s portfolio was one-sixth the size of State Street’s, the combined portfolio mix does not substantially alter State Street’s, so we will be at about 40% floaters and 60% fixed on a combined basis. The duration of Investors’ portfolio was 1.37 years, which is a little shorter than ours, which is 1.65 years, and on a combined basis, would be approximately 1.6 years. The portfolio consists of $8 billion of mortgage-backed securities, about 80%, and $5 billion of those are floating-rate securities. State Street’s mortgage-backed securities are about 30% of our investment portfolio, so the combined entity overall would have about 40% of its investment portfolio in mortgage-backed. The mortgage-backed portfolio is structured and well seasoned, which reduces the convexity risk, which gives us further confidence in putting these two portfolios together.

So overall, due to the high credit quality, the structuring and the seasoned nature, coupled with the relative size of the portfolio, our conclusion is that this investment portfolio fits nicely with ours and no significant restructuring will be required as part of this transaction.

Here I’ve presented our timetable for the transaction starting yesterday with the announcement of reaching a definitive agreement. We expect to receive regulatory approval by July and expect to receive Investors Financial’s shareholder approval in April. Our targeted closing date is in July and we expect to have the consolidation substantially completed within 18 months following closing.

As I said on the fourth quarter call, we expect the net interest margin to be in the low 130s in 2007, probably between 130 and 135. The Investors Financial balance sheet is similar to ours and we don’t believe the consolidation will change this outlook. The assumptions behind this are fed funds will remain at 5.25 throughout 2007, the short end of the curve, zero to three years, will be inverted to flat, and non-U.S. rates other than Australia are expected to adjust upwards from one to four times, depending on the jurisdiction you’re talking about. And as you probably know, we can usually lag our deposit pricing a bit when these rate increases occur. We saw our free funds increase significantly in 2006, particularly in the fourth quarter. We expect these to return to more normal levels which is about $8 billion per quarter — at year end, it was about $10 billion in the fourth quarter — with some increase probably in the fourth quarter where we usually see more demand deposits. We expect to maintain our double-A long-term debt rating, which is important to us and we believe to our customers. And, finally, we do not expect any new pronouncements from tax or regulatory authorities, some of which we saw in 2006.

First, we expect continued expansion through 2009 in terms of our margin, barring any major business shifts or market disruptions. Many of you in this room have asked me over the past year, what is our margin now going to be that we’ve adjusted our balance sheet strategy and are basically done with the repositioning? The answer to that question we believe is about 150 basis points over the next three years. Here re some of the factors driving that outlook. First, we will benefit as older fixed-rate securities in the portfolio mature and we roll them into higher yielding ones. Over the next three years, we see the short end of the curve possibly becoming a little bit more positively sloped and we expect continued growth in our non-U.S. dollar liabilities as our non-U.S. businesses continue to grow. Having said that, you will have to remember that we will not have the same net margin probably as many of the other trust banks will tend to usually compare us. We do not have a loan book which would allow us to earn more, and of course on the other hand, we don’t have any loan loss provisions to worry about. As we move into the 2007 to 2009 period, please remember the assumptions that we listed here because if any of those change substantially, then obviously our outlook in terms of the margin over that time period could be changed.

We’ve talked a lot over the last two years about the repositioning of our balance sheet and the establishment of a centralized treasury function at State Street, and in 2004, we began to reposition our balance sheet. Some of the fixed-rate assets that we purchased as we attempted to strike the right balance between current yield and future NIR and NIM expansion will be maturing over the next few years. As we all know, rates have generally risen, and as the portfolio matures, new investments will be made at higher rates, resulting in higher net interest margin, all else equal. Of course, this strategy will be better supported by a more favorable yield curve and a consistent mix of customer liabilities.

I hope you found this analysis helpful. Now I would like to talk about the Company on a more macro level and will conclude by giving you some of our objectives which, if achieved, we believe will enable us to reach our 2007 financial goals. First, we must execute the consolidation of Investors Financial successfully and meet our financial objectives, just as [I] did with the Global Securities Services acquisition in 2003. In addition, we need to leverage our new relationship with Currenex. We must continue our strong record of growing revenue, whether from new or existing customers. Ron, Jay and Bill described our growth overseas and also our initiatives to continue that growth. Given the opportunities they outlined, we should be able to increase the percentage of revenue from non-U.S. sources again next year as we strive for the 50% goal over the next few years.

Industry consolidation is upon us and we intend to benefit from that, whether from selling to those customers who are not satisfied with the performance of their current provider or from investment managers who decide to outsource their back or middle office functions to us. We feel we did a good job in 2006 controlling expenses in an environment that turned out to be better than we had originally expected. We need to continue the discipline of managing our expense growth against our expected revenue growth, never letting optimism rule the budgeting process. And finally, to the point I addressed today, we must continue to manage the balance sheet to optimize risk-adjusted returns, and we will do that.

Thank you very much. With that, I would like to turn the podium back to Ron.

Ronald Logue: Gentlemen, thank you very much. I’m going to conclude with a view of our competitive differentiators that we believe have set a new standard for our industry. Here, I have listed the significant advantages which I believe we possess, many of which you heard here in detail this morning or this afternoon. First, the proposed acquisition of Investors Financial accelerates our growth in markets that are growing faster than the overall market as the data we showed you today illustrates. Our non-U.S. revenue has grown at 2.5 times the U.S. growth rate in the three years 2003-2006 that Jay and others have showed you. With the proposed acquisition of Investors Financial, our non-U.S. revenue will be about 39%, but with our increased ability to cross-sell and our expected non-U.S. growth, we will quickly be moving towards the 50% goal that we’ve set for ourselves over the next few years.

So, what is the Investors Financial acquisition all about? It is about growing revenue faster than our peers. It is about being the leader in faster-growing segments of the market — mutual funds, offshore markets, hedge funds. It is about rounding out our product suites, adding private equity servicing while leveraging scale by adding IFIN’s volume onto our infrastructure. It is about acquiring customers who we do not have, it is about acquiring arguably the last pure play global custodian and it is about increasing the growth trajectory of this Company.

Now there is one message I would like to leave you with today. The people you see up here presenting to you are operating people. We know how to execute, we have proven it, we know value when we see it, and most importantly, most importantly, we know how to extract it for the benefit of our shareholders. And that is the message that I would like to leave you with today. And now I would like to open the floor for questions from any of us. Nancy? I think we have some microphones coming around.

+++ q-and-a

Unidentified Audience Member: The assumption yesterday that you put forth that revenue synergies would be equal to revenue losses seems overly Draconian. If you do better than that, where would you expect to do better than that, in what segment?

Ronald Logue: I would expect to do better than that in both categories. We chose 10%, which was the same goal that we set for ourselves with Deutsche Bank. We came close to meeting that goal. If I were a betting man, I would say we would be able to do better than the goal we set for ourselves, only because we know an awful lot of the customers; many of them are here in the US. I believe we will do very well in terms of cross-selling, extremely well. We have had three years of very, very good experience in cross-selling into the Deutsche Bank, and quite frankly, that has fueled a lot of the top-line growth. We do know how to do that, and we think if we’re going to exceed that’s where it will be.

Unidentified Audience Member: Would you expect, though, that it will be in hedge funds, private equity? Can you just sort of drill down a bit in that, in which segment of what IFIN does that you would expect to be better?

Ronald Logue: I was talking, really, about pure cross-sell, selling additional services to existing customers. I was not talking at all about the growth rates in hedge funds, private equity servicing or offshore funds. They are going to grow in and of themselves, I think, fairly substantially. I was talking in terms of revenue retention, just cross-selling to the existing customer base.

Jay Hooley: Can I just add something onto that? One other place that I think we might see some upside is we’re acquiring customers many of whom have global footprints that have been serviced in the US by IFIN because of IFIN’s natural constraints. So I could see, as we get close to those customers who have business in Europe and Asia, I could see us perhaps expanding the customer relationships geographically. So it’s a dimension we don’t think about when we think about cross-sell, but I think it’s very relevant here.

When you saw the stat 12 of their top 25 customers are global customers, it would suggest that they have business in Europe and Asia that probably isn’t satisfied by the current IFIN relationship.

Unidentified Audience Member: On what financial metric is the acquisition not expensive? Because, when you look at purchase price to assets under custody or purchase price to revenues, it looks expensive versus comparables. Ed, you mentioned $40 of additional value to IFIN shareholders from the present value of future cost savings. So if you could maybe elaborate on that? And on what metric does it not look expensive?

Edward Resch: I would say that the transaction does not look inexpensive on any metric, really; I agree with you. We are paying a very full price, but we think it’s a reasonable price, given what we think it’s going to do for the Company. Our analysis shows, our modeling shows, that this transaction in the base of the expense synergies creates about $40 a share in value. We are splitting that 50-50 between our shareholders and IFIN’s. IFIN was trading at about $45 a share, give or take. $40 gets split. That’s how we arrived at the $65 share price for the transaction.

If you like, I can go through some more details on how we did it, but it’s basically a DCF calculation on the cost saves.

Unidentified Audience Member: So the present value of future cost savings is almost $3 billion of value?

Edward Resch: $2.5 billion.

Unidentified Audience Member: What cost of capital did you use for that?

Edward Resch: 12%.

Unidentified Audience Member: 12%?

Edward Resch: Right.

Unidentified Audience Member: We did the same thing and came up with Lake $1.5 million., billion.

Edward Resch: We used 12% cost of capital and 18% forward P/E. We used that because we felt very comfortable in the cost savings that we were going to get in this transaction.

Unidentified Audience Member: Ron and Jay, can you elaborate a little bit more on the cross-sell with the IFIN customer base? Maybe if you can frame maybe those large clients, how well they are penetrated in cross-sell, say, FX and securities lending relative to your large client base and how much more you think you can get out of them and how quickly, over the next, say 6 to 12 to 18 months or so?

Then, within your ‘07 8% to 10% EPS growth outlook, what is your FX and sec. lending revenue grow assumption relative to that 16% to 18% revenue growth? Are you expecting to grow FX and sec. lending at a faster rate than that, slower rate, something in that —? (multiple speakers)

Ronald Logue: Let me answer that at the end of the second question. At about the same rate on FX and securities lending. We are not necessarily increasing that dramatically right now.

Jay Hooley: Let me take the first question, which is I think as far as cross-sell penetration, at a high level it looks like they have done a good job, as I mentioned. But it looks like there’s probably some upside when we look at our cross-sell penetration of FX and securities lending to our customer base versus the equivalent on their side. But I think some of this will come in less obvious ways. I would point to, they have $156 billion in hedge funds that they administer. I’m sure you have followed the Currenex equation there. Currenex is the leading electronic platform for the hedge fund marketplace, so our ability to take Currenex, cross-sell it to the IFIN hedge fund universe is just one of a handful of ways that I think we can bring product to the IFIN customers that they don’t have access to today or they don’t have access through a cross-sell vehicle.

So generally, we think there is some upside, but I think most of the upside will come through things like Currenex. And I go back to the same point I made before; the ability to give service across a global framework, Europe and Asia.

Unidentified Audience Member: How quickly can you put that on, in terms of being able to have IFIN’s customers plugged into your FX and sec. lending systems?

Jay Hooley: I’m sorry?

Unidentified Audience Member: How quickly can you bring that cross over — right after the acquisition closes?

Ronald Logue: As far as the cost synergies?

Unidentified Audience Member: No, the actual cross-sell.

Jay Hooley: Day one. I mean that’s — the integration of those parts of the business, the consolidation happens very quickly, and I’d say day one we are out selling.

Unidentified Audience Member: Just one last question on the insurance market. Clearly, that’s a more longer-term goal because it’s not as well penetrated as the collectives market and the pensions market. What is your market share right now? I think a slide, you showed about $7 trillion of European insurance assets.

Jay Hooley: Yes, it’s a hard number to come by because the phenomenon of the insurance marketplace globally, including Europe, is that most of that servicing has historically been done in-house. So the custodian work gets outsourced, the accounting, the scheduled reporting that they require by domicile or jurisdiction, has historically been done in-house. The underlying trend, which I think we have spoken to this group about, that is changing that phenomenon, is with IFRS and other new accounting requirements coming into place, it is disrupting the internal ability of insurance companies to do their own reporting. So we’re seeing a great deal of activity in the outsourcing of insurance accounting.

So, as far as a clear metric of what our market share is, we think it’s quite high for what is outsourced what is outsourced in the insurance accounting space; a little bit lower than that in the pure [company] space.

I’d also go back to your prior question and say, embedded in the 500 customers of IFIN are several insurance companies. We are, in the US and increasingly in Europe, the leading provider of insurance accounting outsourcing. So that’s another, perhaps less obvious, cross-sell opportunity.

Unidentified Audience Member: Is there a significant amount of investment you need to make in your insurance process and platforms going forward, or do you feel that you are pretty well able to leverage that right now?

Jay Hooley: We’re continuing to invest, as you would with any system. And the latest project that we have underway is really at the IFRS level, which is to provide IFRS accounting into our Princeton accounting system, which will make it viable across all countries. So nothing new that comes about as a result of this acquisition.

Unidentified Audience Member: Now that we are in day two since the announcement, any updates with respect to, I guess, initial reaction from license customers, I guess one kind of West Coast-based one in particular?

Ronald Logue: We have talked to many of the customers already, including the West Coast-based customer. What I would say about that customer is that we have to earn their trust just like we do every other customer. We don’t take anything for granted. We expect to provide them the same level of service or better service that they have today. In our plan is a plan to keep their operation as it is today, in Sacramento. Over a period of time we will service them on the same platform, middle office outsourcing platform, that they are being serviced today — with the same people. And, over a period of time, similar to every other customer, earn their trust in terms of delivering service.

Have we talked to them? Absolutely. Are we getting any adverse reaction from customers? No.

Unidentified Audience Member: Unrelated on I guess your fourth-quarter call, you talked about going after Bank of New York-Mellon kind of business, as that transaction closes. Does your transaction kind of change that approach, or are you going to have several people walled off working on that?

Bill Hunt: Good question. The short answer is no. Let me tell you why. When you take a look at the book of business at Investors Financial, it’s mostly asset managers. When you take a look at the book of business between Bank of New York and Mellon, it’s mostly private and public pension plans, totally separate organizational unit. A month ago we put together a team to deal with that. They are in the process of dealing with those issues right now. It is literally separate from the consolidation effort that will take place at IFIN. So I see absolutely no interruption there whatsoever.

Unidentified Audience Member: You said that this was one of the last — or I don’t know what your phraseology — one of the last independent global —

Bill Hunt: Pure plays.

Unidentified Audience Member: — pure plays. Was it the last one of significance, or are there like five more or something?

Bill Hunt: Well, I guess it depends on how you define it. What I mean by that is the businesses that come with it are exactly the businesses that we have. There’s no private banking, there’s no stock transfer, there’s no lending. There is no other kind of banking or other transaction processing businesses. I can’t think of too many other banks that are in the custody business, if I can define it broadly, that are just in the businesses that we are taking.

Unidentified Audience Member: The second point, then, and not to underrate the importance of not taking anything for granted, but this looks like an infinitely easier acquisition than Deutsche Bank; is that correct?

Bill Hunt: Sure; it’s one system instead of seven that we’re consolidating. It’s one location instead of six. It’s — absolutely.

Unidentified Audience Member: The $1 billion you are buying back — is there a timeframe over which you will buy it back, or is it an indefinite timeframe?

Ronald Logue: Over the third quarter.

Unidentified Audience Member: You will do it in the third quarter? You are just going to buy in the market, or are you going to do a Dutch auction? What are you going to do? It’s about 15 million shares; right?

Ronald Logue: We are still looking at that, but we may do an ASR.

Unidentified Audience Member: I was wondering — you referred to the success you’d had in cross-selling to the Deutsche Bank customer base. I’m wondering if, to some extent, that may have given an artificial boost to your international revenue growth so that the figure you have up there, 2.5 times the growth — maybe that was a one-time thing that is not so sustainable and that your international revenue growth might slow now that maybe that well is starting to run dry?

Ronald Logue: Once you get it, you have it, you usually keep it. There’s an inertia that takes place.

Unidentified Audience Member: I meant the growth more than the level.

Ronald Logue: No; when I look at it I think — it’s interesting how you define cross-sell revenue. Interesting phenomenon in some of the non-US cross-sell revenue. Some of the non-US cross-sell revenue would be what we would consider here traditional fundamental revenue. Example — it’s not foreign exchange or securities lending. It’s literally winning custodial assets. Why do I say that? Because you may remember, one of the big pieces of Deutsche Bank’s non-US operations was the WM Company, where they were providing a lot of performance measurement. They weren’t the custodian; somebody else was the custodian. We have won a lot of that business where we weren’t the custodian. We are calling that cross-sell revenue. That sustaining; that’s not going anywhere. That’s one example of that.

Unidentified Audience Member: But I was more concerned with the growth rate. So it seems like, in a way, that accelerated the growth rate to a level that might not be sustainable?

Ronald Logue: Well, to the extent that there’s a lot of cross-border activity, that those growth rates continue, that there is regulatory change, that all of the fundamental underpinnings of the market continues to happen, I think I feel pretty comfortable that we’re going to be able to continue to get a bigger share of that, and that growth rate will continue.

Unidentified Audience Member: Could I ask a question on the share repurchase, your accounting, including that in the benefits of the deal. It seems to me that some of that you could have done, anyway. So I’m wondering how you think about that and what portion of the benefits you’re attributing to the share repurchase that might have been otherwise doable, anyway.

Edward Resch: Well, we said that we do share repurchase on opportunistic basis. The commitment is we will buy back enough shares over the course of a year to offset dilution related to compensation. So this is clearly incremental to anything else we would have considered absent this transaction. So the full effect of the $1 billion share repurchase is in the modeling for this transaction.

Unidentified Audience Member: From both sides of the shop, does the PPA — is it disruptive, or is it an opportunity?

Ronald Logue: PPA?

Unidentified Audience Member: Pension Protection Act.

Ronald Logue: Oh, oh. Probably an opportunity because any time there is — I was figuring I was going to go for some incredible calculation here; sorry. Any time there is additional administration, usually regulatory administration that is required to be conducted on the part of the pension plan sponsors, any investment organization, that is a good thing for us. That usually means new products and services. Great examples of the fund administration business in the mutual fund world, all of the blue sky reporting in the insurance company world. The more difficult that administration becomes, usually through regulatory avenues, it creates new products and new revenue streams for us. We’ve seen that happen for 20 years. So I would say it would be a benefit.

Unidentified Audience Member: I’m thinking that, for a quant-type manager is could be extremely positive?

Bill Hunt: For the asset management side, we are already seeing a tremendous surge in what we call our LDI, liability driven investments, as the need to match liabilities against assets becomes much more focused and quantitative, if you will. Taking off from the global team, that product actually began for us in the UK. We have transferred that technology now to the US, primarily because of this act.

Unidentified Audience Member: You are laying off 1700 people. Can you provide any provision for them not to go to competitors for a period of time?

Bill Hunt: Well first thing, it’s going to be over a 24-month period, and there is going to be a lot of job changing that will take place as well. We have identified already, as you might imagine, what we would call the linchpins, the relationship people. We think a majority of the top management will stay, and we think that’s a good thing — five, six people. I feel pretty confident, just as we did in the Deutsche transaction, and as I’m speaking to you today, the top management at Deutsche is still working for State Street today. I feel pretty confident that we’re going to be able to maintain those key linchpin relationship people.

Why? Well, they are not moving. They are in Boston; they are not moving from Boston to New York, New York to Pittsburgh, things like that. They are staying in Boston. I think that’s a big plus.

Unidentified Audience Member: I have a couple of questions on foreign business in comparison to US business. If you could just give an overview of the profitability of foreign business compared to US business?

Bill Hunt: Generally speaking, the non-US business is more profitable because it is less automated. You don’t have the things like the DTC’s of the world; you are dealing through subcustodians. It’s messier. So the pricing and the margins are better. To the extent that we can automate as much of that ourselves, we can’t enjoy better margins. Because it’s non-US, there are cross-border assets. So you are usually doing foreign exchange, where you may not be doing that in the US — two good examples.

Unidentified Audience Member: Are there any other reasons why the proportion of revenues coming from foreign business is so much higher than the proportion of assets under custody that’s in foreign locations?

Bill Hunt: I think it’s cross selling. What we’re doing is — there used to be a time when you would sell custody first; and then, once the organization got to know you, they may decide to let you do some accounting, they may decide to let you do some foreign exchange. Maybe you can do some securities lending.

That’s changing. In the non-US markets, especially in Europe, it’s a much more fragmented market. So asset managers, as an example, are buying products and services from four, five, six different vendors. When we come in with a consolidated product suite, we can easily show how it is more efficient to do that. So normally, the initial sale includes three, four or five products, not just one today.

Unidentified Audience Member: What proportion of IFIN’s revenues and earnings are from what is called net of assets?

Jay Hooley: Alternatives?

Unidentified Audience Member: Yes.

Jay Hooley: The asset proportion is $156 billion out of $2.2 trillion. But as you are probably aware, the range of services that we provide to alternatives and therefore the fee per asset is a little bit higher in the alternative, so you can’t do a straight percentage of asset to revenue. But it would be a little bit more than that $156 billion to $2.2 trillion.

Unidentified Audience Member: Just revisiting the whole issue of cost savings, if you exclude BGI, which you all said on the call yesterday was 18% of revenues, and the alternators, which you’re going to keep and grow and utilize that, that 50% cost savings is more like a 65% or higher cost savings number? That’s a pretty significant number. How do you get to that?

Jay Hooley: I think, if I hear your question, in the alternative space, we will consolidate platforms. So there will be one platform which will handle the consolidated $340 billion in alternatives. We also said, for BGI, that we would isolate the front end customer service unit that’s California-based, servicing BGI. But certainly we will consolidate cash, custody and all back-end services. So you can’t just take those two components, separate it and apply the cost-save against what’s left. If that was the source of your question?

Unidentified Audience Member: Yes. And a follow-up question for Ed. On the 18-year average life that you have assumed for the intangible amortization, how did you get to that? That’s a pretty big difference from Bank of New York-Mellon, were it’s ten years. It’s also, particularly given that you have got a chunk of assets which have a higher contribution to revenue, which alternative assets is fairly new and recent?

Edward Resch: Well, we have some experience in terms of alternative assets and customer relationships and how sticky those relationships are, and they are very sticky. What we did in terms of our due diligence was look at their customer base, get our experts involved — there were a lot of firms, as I’m sure you all know, that do purchase priced accounting allocation. We overlaid their customer base onto ours and determined that an 18-year amortization period was appropriate for their customer base. It was a straightforward analysis. I can’t speak to Bank of New York-Mellon; I don’t know why they chose 10, for whatever reason they did.

Unidentified Audience Member: They haven’t really been around for 18 years. So that’s a pretty long life (multiple speakers) —

Edward Resch: Yes, but we have experience with the same types of customers as State Street for a much longer period of time than IFIN has been in existence.

Ronald Logue: I think we showed a statistic in the past; the top 50 or 100 customers have been with us for 23-24 years, something like that. There is some significant stickiness.

Unidentified Audience Member: Are you combining the ETF servicing and State Street with IFIN?

Ronald Logue: Combining? No.

Unidentified Audience Member: Are you combining the back office or the middle office?

Ronald Logue: No.

Unidentified Audience Member: You are not touching —

Ronald Logue: Yes.

Unidentified Audience Member: — the Barclays part? So, back to the prior question, then, you are looking at like 60% cost savings, once you strip out the 18% of revenues from Barclays to IFIN?

Ronald Logue: All of the BGI business is not being consolidated into the business. The custodial aspects, which are the commodity pieces, would be. As you know, that’s not the way that ETF’s work. So there is no consolidation of the ETF’s at all.

Unidentified Audience Member: Just more generally, what percent of IFIN’s expenses relate to the customer interfacing activities? Is it like 10% or 25? Take a guess.

Bill Hunt: 30% to 40%, if you count customer interface, as we do, as the fund account and the portfolio accounts that are interacting with their people that they are serving, with the customers they are serving.

As you may know, we are organized in terms of our processing, on a customer level. So we have customer fund groups and customer accounting groups — very different than some other providers who are organized much more functionally and not specific groups assigned to specific customers.

So the way that we think about it, I would say that IFIN’s cost structure is 30% to 40% customer facing.

Unidentified Audience Member: So that means you’re going to take out like three-fourths of the costs of the non-customer facing activities of IFIN? It just seems like a —

Bill Hunt: We’re going to take out all the administration, we’re going to take out a lot of the technology that we don’t need and put — as we said, put the business on our platforms. Then the non-BGI, non customer facing cost saves are significant, absolutely. That’s where we’re going to gain the cost synergies in this transaction.

Ronald Logue: You have to remember it’s an entire organization. It comes with all of the administrative capabilities that a whole bank comes with, unlike what Deutsche was all about. All that gets stripped out.

Unidentified Audience Member: Could you just speak to the middle office outsourcing activities of IFIN versus what you’re doing? Middle office outsourcing is a very broad category of activities. What are the differences? Where are the cross-sell opportunities?

Ronald Logue: Middle office outsourcing has become a very — a broad term that’s difficult to express. But it’s basically all the activities that take place in the investment operations of assets managers, not in the back office, which I’m sure many of you understand. Many of those are customized; actually, most of those are customized, just as ours are. They are very unique to the way those organizations work, and they need to be very close to the portfolio managers. It’s very, very different, very different from custody and accounting, totally different. Very different business. Just as we are doing a number of those, they are customized. They are customized to work to the way each of these investment operations of these asset managers work.

Unlike custody, which is pretty, commodotized and routinized — you settle the trade, you don’t settle the trade. You collect the income, you don’t collect the income. You do the corporate action, you don’t do the corporate action. It’s pretty much end of story.

Middle office outsourcing is very, very different. And any organization that attempts to apply custodial type of processing discipline to middle office outsourcing is doomed to failure. It won’t work. And we and IFIN have figured that out. That’s what is happening at BGI, that’s what’s happening at PEMCO. That’s what’s happening with Scottish widows. They are unique, different animals, all of them. I don’t know if I answered that.

Unidentified Audience Member: Does that mean that there are activities in middle office outsourcing that they are performing that will be additive to give what you’re doing? I’m just trying to see where the fit is there.

Ronald Logue: Yes, there’s a mixing and matching. It’s not taking all the products of one organization. There are things that they want to do. The best way I can’t express it — it’s an assembly job as opposed to a production job. It’s taking products and services that they want themselves and mixing and matching them with products and services that we may have and having some of them done by us, some of them done by them. The distinction is usually around what is critical for them to do.

Example — it doesn’t really matter who does the reconciliation of multiple custodians. They don’t necessarily want to do that, so we will do that. Trade order entry, pre trade compliance — those are different things. They maybe want to do those kinds of things. So it’s a picking and choosing — a mixing and matching of those things.

Unidentified Audience Member: On a different topic, on the SPDR’s and your retail branding of the SPDR’s, which I find very interesting — is this sort of like drug companies, where you are trying to drive demand through making people aware of something? What is the reason for this new branding campaign on the SPDR’s?

Ronald Logue: Bill, why don’t you answer that?

Bill Hunt: The primary goal you might know — we have several names around our EPS over the last several years — Street Tracks, SPDR’s and others, Diamond — a lot of confusion about who we are in the marketplace. So primarily, we are not going retail, but we’re trying to condense the names down to the SPDR brand. Everything will be branded SPDR’s going forward, across the world. We consolidate the brand.

Ronald Logue: That’s brand recognition.

Bill Hunt: (multiple speakers) not to go retail. The push is just to get some recognition over the next couple months. It will be quite a big ad campaign in print and on media. It’s not a retail push at all.

Unidentified Audience Member: I’m wondering if you can give us a sense of, come a year from now, what the regulatory capitalization ratio is going to look like for State Street, given the fact that you’re going to have the acquisition of IFIN, the share buyback and the implementation of Basle 2 regulations?

Edward Resch: All of our modeling that addresses a year out from closing indicates that we’re going to be right in the middle of our target ranges for our tier one leverage and our tangible common ratio, which is 550 and 450, respectively. In terms of Basle we don’t believe this transaction will have any impact in terms of our capital requirements under Basle 2.

Unidentified Audience Member: Are the rating agencies concerned at all with all these changes going on? Is there any concern about AA ratings of State Street?

Edward Resch: We’ve spoken to the rating agencies about this transaction, and the rating agencies — a lot of whom are here, are comfortable with this transaction. We don’t expect any downward pressure on the rating because of the transaction.

Unidentified Audience Member: Is the optimism you have — I think it was Jay Hooley; I can’t remember who — said about this middle office outsourcing, said I think this could be bigger than one had thought. Is that the result of a mindset change on the part of the customer, or is it a result more of the fact that you have actually figured out that, indeed, it is a customized business and you have figured out how to do that in a profitable way?

Jay Hooley: Well, we have figured out it is a customized business, and we’re running how to do it in a profitable way. Jay, do you want to add anything?

Jay Hooley: Yes. Let me just go two ways on that question. First, on the demand side, in the customer world they are grappling with products, derivatives, all of these complex instruments which are putting a lot of pressure on this middle office to invest systems, processes. So there’s increasing pressure in the Investment Management world to find better solutions than spending money on systems to rebuild their middle office.

So the demand side clearly is — it continues to be very evident. I’d say Ron’s description of the customization really deals with the interfaces between the middle office and the front office. If I look at the middle office — and I’ve had this conversation with several of you — there’s about six or seven different, discrete functions — reconciliation, corporate actions, portfolio recordkeeping, data management — which, within that middle office, can be extracted and run on common systems, which is our approach. That’s the enterprise suite, which we brought live third quarter last year.

So I think, if you draw a circle around those very distinct activities which sit in the middle office but look a little bit more like back office functions, that’s what we’re attacking with our infrastructure. So it’s really — the customization is the integration back to the front office. In the case of any of the customers that we deal with, there’s very entwined integration of data that flows back and forth between the front and middle office.

So I don’t know if that helps, if that clarifies the question. So if I go back to the Investors Financial acquisition, they have about $1.4 trillion in assets they administer in the middle office. $1 trillion of that is BGI, as you have probably sorted out. The other $400 billion is clustered in a small handful of customers. I think the view is at the core of those six or seven activities that I just defined, that there’s high overlap between what we see in IFIN’s base and what we see in our base. What is different is the integration and the data that flows back and forth from middle to front. Does that help?

Unidentified Audience Member: Could you share with us, out of those 12 out of the top 25 investment advisers, were they ever customers of State Street they may have left years ago?

Ronald Logue: No, not that I know of. In some cases we are doing small pieces of some of those customers. In many cases we’re probably doing some capital market’s activity — trading partners, maybe transition management, foreign exchange, but not the custody and accounting. Can you think of any that — I can’t think of any.

Unidentified Audience Member: The second question on the growth that you guys talked about with IFIN being 16% to 18% top-line growth. What would be normalized member? I’m assuming that takes into account purchase accounting, so if we are here at third quarter ‘08, fourth quarter ‘08, you have a full year of IFIN under your belt now, what kind of revenue growth? Will it be higher than the 10% to 12% that you have been talking about for State Street in the past?

Ronald Logue: Could be. It’s what we would want it to be. We obviously want to target it to be greater than our peers. In the last year or two we have been able to hit that top piece, 12%. My expectation is that it will be at the top or better than that, yes.

Unidentified Audience Member: Finally, on the callable trust preferred, I assume that’s a State Street issue, what kind of spread pickup do you think you might obtain from calling it?

Jay Hooley: There are two State Street issues, one of which is already callable, the second one of which will be callable next month. We think there’s a fairly significant pickup that is worth the premium we’re going to have to pay to call; it’s a 4 point premium on the [500] component. So the economics clearly are compelling for us to do that.

Unidentified Audience Member: Just a question on the client facing employees again. Can you give us a sense for what the average tenure of a client facing employee tends to be at State Street? Do you have an idea of what that is at IFIN?

Then a follow-up to that is, if we look at your organic growth of your client facing employees, what has been that rate over the last five or ten years?

Ronald Logue: The organic growth? Well, first of all, in terms of the employees it’s difficult because we’ll break it down into different segments — entry-level, middle management, senior manager. I would say, on average, eight to 12 years, maybe. It’s much lower in the entry-level; But as soon as you get to middle management, which I would say someone that has been there five, six years — most people usually stay. I don’t know exactly what IFIN’s is, but I would expect it would be about the same.

We have benefited dramatically through organic growth, especially in the merger and acquisition activity of asset managers. What happens is when — first of all, there are different ways that you can measure market share. I don’t like to use assets under custody because it’s a bad measurement. I prefer to use relationships you have with organizations, and the deeper relationship you have with these organizations, the higher the probability when A merges with B that you are going to get both of them. We have seen that happen literally dozens of times over the last five or six years. That has truly fueled a lot of the organic growth because we usually will have some relationship with the top 150-250 global investment managers. If you were to do it by relationships, we have some, even though it may be small; it’s much higher than the assets under custody if you did it. It’s not doing everything, but there’s a relationship there.

Jay Hooley: Can I just add to that? The other factor that’s maybe less obvious here is the mix of client-based — so these are mutual fund and alternatives, and that group of segments would be different than pensions in the following way. A pension fund tends to be a fixed asset pool that gets some funding, but your cross-sell is limited to ancillary services. In the front and alternative world it’s often that if you have a relationship, a customer will bring on new funds and just bring them on with you, be it alternative or be it traditional mutual funds. So I think if you were to look at a base which focuses more on the fund in the alternative space as opposed to broadly across insurance/pension, you might see higher organic growth.

Unidentified Audience Member: (inaudible question - microphone inaccessible). Can you just discuss whether you think it would be a net positive or a net negative with the launch of FX market space over at the CME, with respect to Currenex and your stand-alone currency offering?

Ronald Logue: Yes, I think it’s a positive. The Currenex business is focused in the hedge fund space. You saw the CME as a supplier into that in my diagram, and I think that as things go more electronic, CME and Currenex, we’re just in the sweet spot of the flows that we’re going to continue to get.

I think you can also look at, where is the whole foreign exchange business going. Will there ultimately be currency exchanges out there that we position to fill some of that space? There’s a number of possibilities and a rapidly evolving trading space around currencies. But we think that Currenex positions us against the hedge fund segment. We think there’s great synergies with FX Connect, from the standpoint of sharing technology. So we think it’s net additive.

Unidentified Audience Member: On the asset servicing pipeline coming into the fourth quarter, you said was very robust. You were talking to a lot of large clients, many of them in the US. Since you have announced Putnam and Evergreen and acquired the IFIN business, has that depleted a substantial portion of that pipeline, or would you characterize it as still very full?

Jay Hooley: No. I would say that when we have been making those comments, Evergreen was already announced, Putnam is a new disclosure. Putnam was obviously one of several big prospective clients that we had in the pipeline, but by no means does it deplete it. I think, to me, what is encouraging about the pipeline is that it’s geographically diverse and its diverse across product lines. So we still see a pretty deep pipeline driven by all of the phenomena that is going on in the industry around pressure on cost, the ability to introduce new products, globalize your business. As we have talked throughout this meeting, it has also been enhanced by the Bank of New York-Mellon announcement. So I think that Putnam is one of many situations that are out there.

Ronald Logue: We have a lot of capacity. If you think about it, we haven’t done any major acquisition for four years. We have been building a lot of capacity into the system. We can put a lot on the frame, and we anticipate doing that.

Unidentified Audience Member: Your expenditures in the mid office should be waning compared to what they were in the last couple years?

Ronald Logue: As we get into 2008, as we said before, they will begin to wane, yes.

Unidentified Audience Member: On your goal of 50% of revenues from outside the US, to what degree will you need acquisitions to fulfill that?

Ronald Logue: As we were talking about with some of the previous questions, we’re doing very well in terms of however you want to define cross-sell from our current base. As we pick up a potential customer, we’re able to sell other services much more quickly. So I feel good about that, and so I think that’s going to contribute a lot.

If, in fact, there are pools of cross-border assets that are available, as we have said before, those are something that are very interesting to us, just like a piece of the Deutsche Bank piece. There are not any, or there not any sizable ones right now. If there were, obviously, I think we would be interested in doing something like that, obviously, given the financial parameters of what we can and cannot do.

Unidentified Audience Member: If you were not to do an acquisition, how long do you think it would take you to get to that 50%?

Ronald Logue: Don’t know, it’s hard to tell. It depends on the denominator, I think, as to how quickly we grow the US piece. Part of me says I hope it takes them a long time because they’re growing the US piece. Two, three years, maybe; that’s why I didn’t set a timeframe on that. I think it’s more of a mindset to be a global company. If you are going to be a global company, than half of your business should be outside the US.

Unidentified Audience Member: Thank you.

Ronald Logue: Other questions? Thank you, thank you very much. I appreciate your time.

This document and the documents attached hereto contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including statements about the financial outlook and business environment. Those statements are based on current assumptions, forecasts and expectations and involve a number of risks and uncertainties, which could cause actual outcomes and results to differ materially from those results. These risks and uncertainties include the ability to obtain regulatory and Investors Financial shareholder approval, the risk that businesses will not be integrated successfully, or will take longer than anticipated, that expected cost savings will not be achieved or unexpected costs will be incurred, that customer retention goals will not be met, that disruptions from the transaction will harm relationships with customers, employees and regulators, the pace at which State Street adds new clients or at which existing clients use additional services, the value of global and regional financial markets, the pace of cross-border investment activity, changes in interest rates, the pace of worldwide economic growth and rates of inflation, the extent of volatility in currency markets, consolidations among clients and competitors, State Street’s business mix, the dynamics of markets State Street serves, and State Street’s success at integrating and converting acquisitions into its business. Other important factors that could cause actual results to differ materially from those indicated by any forward-looking statements, are set forth in State Street’s 2005 annual report on Form 10-K, particularly in Item 1A, “Risk Factors,” and State Street’s subsequent SEC filings which should be read before making any investment decision. The forward-looking statements contained in this document and the documents attached hereto speak only as of the date hereof, February 5, 2007, and State Street will not undertake efforts to revise those forward-looking statements to reflect events after this date.

State Street intends to file with the SEC a registration statement that will include the proxy statement/prospectus and other relevant documents to be mailed to security holders of Investors Financial in connection with the proposed transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STATE

STREET, INVESTORS FINANCIAL AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to security holders of Investors Financial seeking approval of the proposed transaction.  Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to State Street Corporation, One Lincoln Street, Boston MA 02110, Attention: Office of the General Counsel; or by directing a request to Investors Financial Services Corporation, 200 Clarendon Street, Boston MA 02116, Attention: Office of the General Counsel.

This communication is not a solicitation of a proxy from any security holder of Investors Financial or an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors Financial, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Investors Financial’s directors and executive officers is available in the proxy statement filed with the SEC by Investors Financial on March 10, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.